UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date October 20, 2023	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

October 20th, 2023

Medellín, Colombia

BANCOLOMBIA S.A. ANNOUNCES A NEW COLLECTIVE BARGAINING AGREEMENT

Today, Bancolombia S.A. (“Bancolombia”), and the unions, Uneb and Sintrabancol, entered into a new collective bargaining agreement (the “Agreement”). The Agreement has a term of three (3) years, from November 1, 2023 to October 31, 2026.

The following are the most material aspects of the new Agreement:

1.	Salary increase: In the first year of the Agreement, employees will receive a 14.5% salary increase. In the second year, the increase will be equal to the change in the Colombian consumer price index (“IPC”), plus 2.3%. In the third year, the increase will be equal to the IPC variation plus 2.5%.

2.	An increase in the funds allocated to education, housing loans and health insurance policies.

The new Agreement will benefit approximately 12,000 employees with operational level positions in the bank and its subsidiaries Valores, Fiduciaria and Banca de Inversion Bancolombia.

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Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Catalina Tobon Rivera
Corporate VP	Financial VP	IR Director
Tel.: (57 601) 4885675	Tel.: (57 601) 4885934	Tel: (57 601) 4485950